EXHIBIT 12.1

LANDRY’S RESTAURANTS, INC

RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,
	2007	2006
Income from continuing operations, before taxes	$40,954,887	$40,592,857
Fixed charges, as adjusted	68,315,559	43,343,360

	$109,270,446	$83,936,217

Fixed charges:
Interest expense including amortization of debt costs	$54,501,047	$36,331,721
Capitalized interest	2,581,712	2,837,333
Interest factor on rent (1/3 rent expense)	13,814,512	7,011,639

Total fixed charges	70,897,271	46,180,693
Less capitalized interest	(2,581,712)	(2,837,333)

Fixed charges, as adjusted	$68,315,559	$43,343,360

Ratio of earnings to fixed charges	1.5	1.8